

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Bart Volkmer
General Counsel
DROPBOX, INC.
1800 Owens St.
San Francisco , California 94158

>   **Re: DROPBOX, INC.**
>   **Form 8-K filed May 1, 2024**
>   **File No. 001-38434**

Dear Bart Volkmer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lisa Stimmell